

17016630

SEC[illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 10 2017
Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Epic Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Glades Road
(No. and Street)

Boca Raton (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave. (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2017 MAR 13 PM 2:41
RECEIVED
SEC / TM

OATH OR AFFIRMATION

I, Thomas Nilsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Epic Capital Securities Corp as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROGER VAUGHAN
Notary Public, State of Florida
Commission# FF 154245
My comm. expires Sept. 28, 2018

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Index
December 31, 2016


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Epic Capital Securities Corp

We have audited the accompanying statement of financial condition of Epic Capital Securities Corp (the "Company"), (A Wholly-Owned Subsidiary of Technology at Work Holdings Inc.), as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and related notes to the financial statements. These financial statements are the responsibility of Epic Capital Securities Corp's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epic Capital Securities Corp's as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, since inception in August 2014, the Company has been dependent upon Technology at Work Holdings, Inc. (the "Parent") to make capital contributions to support its startup and operations and to maintain compliance with SEC rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

The information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Epic Capital Securities financial statements. The supplemental information is the responsibility of the Epic Capital Securities management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
March 8, 2017

Epic Capital Securities Corp
(A Wholly- Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	42,200
Deposit with clearing organization		250,000
Receivable from clearing organization		281,601
Prepaid expenses		9,089
Furniture and equipment, net		11,825
Other assets		7,091
TOTAL ASSETS	**$**	**601,806**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, accrued expenses and other liabilities	$	17,728
Commissions payable		112,206
TOTAL LIABILITIES		129,934
COMMITMENTS AND CONTINGENCIES (NOTE3)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		729,000
Accumulated deficit		(257,228)
TOTAL STOCKHOLDER'S EQUITY		471,872
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**601,806**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Operations
For the Year Ended December 31, 2016

REVENUES:	
Commissions income	148,643
Riskless principal income	1,173,550
Interest Income	2,173
Other income	249,332
NET REVENUES	1,573,698
EXPENSES:	
Compensation and related expenses	1,099,304
Floor brokerage, exchange and clearance fees	99,252
Occupancy	41,375
Market data	41,533
Communications	59,400
Regulatory fees	12,930
Depreciation expense	3,618
Professional fees	114,571
Other operating expenses	31,106
TOTAL EXPENSES	1,503,089
NET INCOME	**$ 70,609**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, January 1, 2016	$ 100	$ 679,000	$ (327,837)	$ 351,263
Contribution	-	50,000	-	50,000
Net income	-	-	70,609	70,609
Balances, December 31, 2016	**$ 100**	**$ 729,000**	**$ (257,228)**	**$ 471,872**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 70,609
It's adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,618
Changes in operating assets and liabilities:	
Receivable from clearing organization	(146,245)
Prepaid expenses	(5,880)
Other assets	(303)
Commissions payable	33,988
Accounts payable, accrued expenses and other liabilities	13,978
TOTAL ADJUSTMENTS	(100,844)
NET CASH USED IN OPERATING ACTIVITIES	(30,235)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(1,091)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	50,000
NET INCREASE IN CASH	18,674
CASH AT BEGINNING OF YEAR	23,526
CASH AT END OF YEAR	**$ 42,200**

The accompanying notes are an integral part of these financial statements.

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. NATURE OF BUSINESS

Epic Capital Securities Corp. (the "Company") is a Florida corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for membership on August 19, 2014. The Company is wholly owned by Technology at Work Holdings Inc. (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

Since inception in August 2014, the Company has been dependent upon the Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and the clearing broker require that the Company maintain a collateral deposit of $250,000. The collateral deposit at December 31, 2016 is $250,000. Receivable from clearing organization includes cash balances held at clearing broker as well as receivables due from clearing brokers on a trades pending settlement. At December 31, 2016, the amount due from clearing broker totaled $281,601.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers. Such securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on a trade date basis.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not the benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other expense, respectively.

Recent Accounting Pronouncements

Revenue From Contracts With Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in annual periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Leases
In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 8, 2017, which is the date the financial statements were issued.

3. COMMITMENTS AND CONTINGENCIES

Leases

Effective December 2015, the Company renewed its existing lease agreement for new office space in Boca Raton, Florida, thru December 2020. The Company has a security deposit of $5,795 with the landlord. The deposit is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2016, occupancy expenses amounted to $41,375.

Future minimum rental payments required under the lease are as follows:

Year ending December 31,	
2017	$ 32,000
2018	33,000
2019	34,000
2020	35,000
	$ 134,000

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

4. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2016.

The actual income tax expense for 2016 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to net loss) as follows:

	2016	Effective Tax Rate
Current:		
Federal tax at statutory rate	$ 24,007	34.0%
State income taxes, net of federal tax benefit	2,552	3.6
Change in valuation allowance	(26,549)	(37.6)
Total	**$ -**	**0.0%**

4. INCOME TAXES (CONTINUED)

The Company's gross deferred tax assets are mainly comprised of Federal and State net operating loss carryforwards of approximately $256,400 expiring in various amounts starting in 2034. Their utilization is limited to future taxable earnings of the Company.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or Florida examinations by tax authorities for all years since inception.

For the year ended December 31, 2016, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $443,867 which was $193,867 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1 as of December 31, 2016. In June 2016, the Company's request was approved by FINRA to engage and maintain a $250,000 net capital requirement.

6. FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 5 years. As of December 31, 2016, furniture and fixtures amounted to $18,091 and the related accumulated depreciation was $6,266. Repairs and maintenance are expensed as incurred.

Supplemental Schedules

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Schedule I- Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission As Of December 31, 2016

CREDITS:		
Stockholder's equity	$	471,872
DEBITS:		
Prepaid expenses		9,089
Furnitue and fixtures, net		11,825
Other assets		7,091
TOTAL DEBITS		28,005
NET CAPITAL		443,867
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $8,662 OR $250,000, WHICHEVER IS GREATER		250,000
EXCESS NET CAPITAL	**$**	**193,867**
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses and other liabilities		17,728
Commissions payable		112,206
TOTAL AGGREGATE INDEBTEDNESS	**$**	**129,934**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.29 to 1**

SCHEDULE II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to the Company's Corresponding Unaudited Form X-17a-5, Part II Filing

There are no material differences between the preceding computation and the Company's unaudited Part II of Form X-17A-5 as of December 31, 2016.


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Epic Capital Securities Corp

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Epic Capital Securities Corp identified the following provisions of 17 C.F.R. §15c3-3(k) under which Epic Capital Securities Corp claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Epic Capital Securities Corp stated that Epic Capital Securities Corp met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Epic Capital Securities Corp management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Epic Capital Securities Corp's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
March 8, 2017



Epic Capital Securities Corp.

Exemption Report

We as members of management of Epic Capital Securities Corp. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January1, 2016 to December 31, 2016 without exception.

Epic Capital Securities Corp.

I, Thomas Nilsson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: CCO

Date: March 8, 2017

Epic Capital Securities Corp
(A Wholly-Owned Subsidiary of Technology At Work Holdings Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

None: the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.